Exhibit 11

RTW, INC. AND SUBSIDIARY
Statement Regarding Computation of Basic and Diluted Net Income Per Share

For the three months ended:
March 31, 2003

Basic weighted average shares outstanding	5,114,618
Stock options
Options at $8.00	—
Options at $5.88	—
Options at $5.33	—
Options at $4.50	—
Options at $3.80	—
Options at $2.60	—
Options at $2.42	—
Options at $2.20	—
Options at $2.19	—
Options at $2.00	193
Options at $1.98	17,690

Diluted weighted average shares outstanding	5,132,501

Net income ($000’s)	$564
Net income per share:
Basic income per share	$0.11
Diluted income per share	$0.11

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